February 21, 2008

By EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  Jill S. Davis

Re:	Mines Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 27, 2007
File No. 001-32074

Dear Ms. Davis:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the revised responses of the Company to certain of the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated December 27, 2007 regarding the above-referenced filing, which revisions have been made following the Company’s receipt of your letter dated February 1, 2008.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.

Form 10-K for the Fiscal Year Ended December 31, 2006, as amended on March 27, 2007

Note 3. Mineral Properties. page 39

5.             We note your disclosure that “Mining properties are comprised of acquisition, exploration, and development costs related to the Advance and Iroquois properties in the Northport region of northeastern Washington State and the Montanore property in northwestern Montana.” Please provide us with a schedule that quantifies the amount of exploration and development costs that were capitalized for each property and for each period presented. In addition, please address the following:

•                                          Explain how your capitalization of exploration costs complies with your accounting policy. In this regard, you disclose on page 36 that “All exploration expenditures are expensed as incurred.”

•                                          Tell us why you believe it was appropriate to capitalize development costs given your disclosure on page 9 that you have “no proven or probable reserves on any of [y]our properties.”

Response 5:  Mineral Properties is comprised of capitalized amounts from (i) the Iroquois and Advance zinc properties located in northeastern Washington State (the “Zinc Properties”) and (ii) the Montanore property in northwestern Montana (the “Montanore Property”).  In December 2007, the Company evaluated the values at which these properties were being carried on its books to determine if the carrying values were in accordance with applicable accounting pronouncements.  It has determined that the carrying values for these properties should be reduced at December 31, 2007 for the reasons set forth below.

Iroquois and Advance Properties

The Company was formed in 1947 for the purpose of exploring and developing the Zinc Properties.  Beginning in 1949, the Company carried out a significant underground exploration program.  Production during 1949 and 1950 totaled approximately 6,000 tons of ore.  In 1951, the Company entered into a core drilling program.  The program’s final report calculated 502,000 tons of indicated ore and 454,000 tons of inferred ore.  Declining base metal prices in the late 1950s precluded further production activity by the Company, but the information generated led to leasing by the Company to various lessees from 1959 to 1991.  Certain development costs were capitalized during the production stage of the Company’s operations.  The Company’s only expenditures on these properties since the cessation of production have been those required to maintain its land position, which expenditures have been minimal.  The Company has no present intention to devote additional resources to the Zinc Properties in the foreseeable future.

A summary of capitalized costs associated with the Zinc Properties, as recorded on the books of the Company during the period of production, are as follows:

Type of Cost	Iroquois	Advance	Total
Acquisition	$63,009	$-0-	$63,009
Development	$160,825	$2,139	$162,964
Total	$223,834	$2,139	$225,973

Under Statement of Financial Accounting Standard 144, Accounting for the Impairment or Disposal of Long-Lived Assets, asset impairment charges are to be recorded for long-lived assets subject to amortization when events and circumstances indicate that such assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts.  If estimated future undiscounted cash flows are not sufficient to recover the carrying value of the assets, an impairment charge is recorded for the amount by which the carrying value of the assets exceeds its fair value.

In December 2005, following discussions with the Staff, the Company evaluated the carrying values of the Zinc Properties for potential impairment in accordance with SFAS 144 and determined that no impairment was required because of certain factors.  In November 2004, the Washington State Department of Natural Resources had issued a report on the Iroquois mine (the “DNR Report”) as part of the state’s inventory of inactive mines that had been the subject of earlier development or production.  The DNR Report reported the presence of indicated and inferred resources at the property, and, in addition, the Company’s ownership interest on the Iroquois property includes both a mineral estate and 65 acres of deeded land which is located in the Colville National Forest.  The Company’s analysis in preparation of its 2005 financial statements was that, in light of the visibility provided by the DNR Report and the surface ownership, there could be a future sale of the property providing cash flows to the Company that would exceed the carrying value.

In December 2007, the Company again evaluated the carrying values of the Zinc Properties, and has determined that an impairment adjustment of $225,970, the full carrying value, is appropriate for the following reasons:

1.             In 2007, the Company completed a public offering of its common stock which focused the Company’s operations exclusively on the development of the Montanore Property.

2.             As noted above, the Company has expended minimal resources on the Zinc Properties for years and has no current plans to devote additional resources to them.  The use of proceeds of the public offering prohibits the Company from using proceeds from the offering for purposes other than development of the Montanore Property.

3.             Zinc prices have been strong since mid-2006 and there has been a decline in zinc inventories since June 2005.  The Company has watched the zinc markets during the 18-month price recovery period, but during this period, no persons seeking to develop zinc opportunities have approached the Company with offers to buy or lease the Zinc Properties, nor has the Company received any offers for non-mineral development of the Zinc Properties.  The Company has not engaged, nor does it intend to engage, in any efforts to sell the properties because it has neither the personnel nor the finances to support a sales effort.  As indicated in the DNR Report, the improvements on the Zinc Properties, including the adit and the on-site building, are in disrepair, and a sales effort could require other expenditures on the property, which the Company is not prepared to undertake.

Accordingly, considering all available evidence, including (i) internal limitations on use of its cash, (ii) the Company’s analysis of the probabilities associated with future cash flows arising from sale of the Zinc Properties, (iii) the uncertainties related to the timing and amount of any future cash flows, particularly in light of heightened regulatory oversight of mining in Washington, and (iv) the future expenditures that would be required to realize any future cash flow, the Company has concluded that $225,970, the entire value of the Zinc Properties, is impaired and the Zinc Properties should no longer be included on its balance sheet.  The Company believes that this impairment should be taken in 2007 rather than 2006 because (i) the public offering and a subsequent private placement in 2007 have made possible the advancement of the exploration program at Montanore and at the same time required that the Company focus its efforts and resources on Montanore, and (ii) the increase in zinc prices throughout the second half of 2006 and during 2007 increased the potential attractiveness of the Zinc Properties, such that the absence of purchase offers during this period decreased the likelihood that future cash flows would in the foreseeable future be greater than the carrying value of these properties.

Montanore Property

The components of Mineral Properties attributable to the Montanore Property are as follows:

Capitalized amounts existing at time of acquisition or recorded in connection with the acquisition	$134,207
Exploration expenditures capitalized in 2002	8,501
Exploration expenditures capitalized in 2003	135,811
Total	278,519

The Company acquired the Montanore Property in the 1970s and leased it to various parties, including Noranda, which conducted extensive exploration work on the property.  In 2002, Noranda abandoned the Montanore Property and quit-claimed it to the Company.  The property had not at that time, and has not to date, reached the development stage, as defined by SEC Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.  At the time of the re-acquisition, $134,205  was capitalized by the Company.  Subsequent to re-acquisition, the Company capitalized $144,312 of various exploration costs during the years ended December 31, 2002 and 2003 as detailed above, which was in error. While the Company has financial statements reflecting the pre-2002 capitalized costs, it does not have a complete set of the underlying work papers to indicate the basis for the capitalization of the $134,207, some of which related to mining activities conducted by the Company’s predecessor over a period beginning in the 1950s.

Beginning with the year ended December 31, 2004, the Company changed its accounting practices to expense as incurred all of its exploration expenditures.  At the time, the Company discussed the Mineral Properties account with the Staff, including incomplete books and records to support the pre-2002 portion of the account. The Company concluded with the Staff that the $278,517 that had been capitalized through December 31, 2003 would remain on the balance sheet.

This determination was consistent with the accounting literature at the time.  The Company applied the qualitative and quantitative factors in Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), in reaching its conclusion.  Quantitatively, the capitalized amounts represented 15% and 43%, respectively, of total assets for 2002 and 2003.  Qualitatively, none of the factors set forth in SAB 99 as indicia of materiality were implicated: the misstatements did not mask a change in earnings or change a loss to earnings, they did not affect compliance with loan covenants, or other contractual requirements, they did not affect management compensation or assist the Company in achieving analyst consensus expectations, they involved no concealment of unlawful transactions, and there was no purpose or intention relating to the accounting misstatements.  Most significant to the Company’s analysis of materiality was its assessment of what factors are important to investors.  The Company’s stock price does not fluctuate based on its asset values.  Rather, the stock trades largely based on commodity prices and the market’s assessment of the probability of the completion of Montanore Property permitting and commencement of mining.  Based on these factors, the Company and its accountants determined that it was reasonable to leave the capitalized amounts on the balance sheet of December 31, 2003.  The conclusion was discussed with the Staff in connection with its review of the 2004 10-KSB.

In December 2007, the Company reassessed the $278,517 included in Mineral Properties that is attributable to Montanore and determined that this amount should be written off.  With respect to the $144,312 that represents incorrectly capitalized exploration costs from 2002 and 2003, while the Company continues to believe that the amounts are not material, using the same analysis as it applied in 2005, it has determined that continuing to carry an incorrect amount in Mineral Properties is not in the best interests of investors.  In addition, the Company recognized that $134,205 of the Mineral Properties account was not fully supportable through its books and records, and that a separate materiality analysis is required under SAB 99 for a books and records fiduciary.  While the Company feels confident that no violation of the securities laws has occurred, the Company cannot provide the degree of assurance that would satisfy a prudent official with respect to such amounts.

The Company proposes that it not restate prior periods, but reflect the effects of the corrections  in its 2007 financial statements by decreasing Mineral Properties by $278,517, and increasing the net loss by $278,517.  The Company proposes that the Mineral Properties account be corrected in 2007 rather than 2006 because (i) the amounts are immaterial in either year (4% and 5% of assets and net loss in 2006 and 1% and 3% of currently estimated assets and net loss in 2007), (ii) the imminence of the release of the 2007 financial statements on or before March 17, 2008 makes a restatement of 2006 of no practical benefit to investors.

Note 9. Business Combination, page 44

7.             Please expand your disclosure to explain in greater detail the terms of the stock transfer agreement among Noranda Minerals Corporation, Normin Corporation and Newhi, Inc that took place on May 31, 2006. Please tell us and disclose how you accounted for this transaction and the accounting literature you relied upon in support of your accounting treatment.

Response 7:   On May 31, 2006, Noranda Finance Inc., as transferor, and the Company and Newhi, Inc., a wholly-owned subsidiary of the Company, as transferee, executed a stock transfer agreement pursuant to which Noranda Finance Inc. transferred to Newhi, Inc. all the issued and outstanding shares of capital stock of its subsidiaries, Noranda Minerals Corp. and Normin Corp.  The Company has applied the provisions of Statements of Financial Accounting Standards (SFAS) No. 141, as amended., Business Combinations (“SFAS 141”).  SFAS No. 141, paragraph 9 states.

For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.

As a result of the transfer of all issued and outstanding shares of these companies, the Company is able to exercise control over Noranda Mineral Corp. and Normin Corp.  The Company believes it correctly accounted for the acquisitions as a business combination.

SFAS 141 states that contingent consideration is not to be recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt.  In addition, SFAS 141 incorporates the guidance of FASB Statement No. 5, Accounting for Contingencies.  While the Company agreed to indemnify the seller for all liabilities relating to the Montanore Property, no actual or probable liabilities existed at the time of the acquisition, no claims have been made since the date of the acquisition, and the Company has no knowledge of any basis for such a claim.  Accordingly, no liabilities were recorded in connection with this acquisition, and the only asset that was recorded was for the $30,000 cash bond that was posted.

The Company proposes to replace Note 9 with the following text as Note 9 to its financial statements included its Form 10-K for the year ended December 31, 2007:

NOTE 9 — BUSINESS COMBINATION:

On May 31, 2006, Noranda Finance Inc., as transferor, and the Company and Newhi, Inc., a wholly-owned subsidiary of the Company, as transferee, executed a stock transfer agreement pursuant to which Noranda Finance Inc. transferred to Newhi, Inc. all the issued and outstanding shares of capital stock of its subsidiaries, Noranda Minerals Corp. and Normin Corp.  Noranda Minerals Corp. and Normin Corp. hold certain licenses and permits relating to the Montanore Project, including the Montana State Hard Rock Permit #00150 and MPDES permit MT-00320279, which stayed in place following the transfer.  No cash consideration was paid to the transferor in the transaction, but Newhi submitted a $30,000 cash bond to the MDEQ to replace the reclamation bond covering the Montanore Project that had previously been posted by the Noranda entities.  In addition, the Company and the transferee agreed to indemnify the transferor for all past, present and future liabilities, including litigation, environmental and reclamation liabilities, relating to the transferred subsidiaries and their assets.  As of the date of the acquisition, none of these were probable liabilities. Subsequent to the acquisition, the names of the acquired subsidiaries were changed to Montanore Mineral Corporation and Montmin Corporation, respectively.

Because no cash was paid and no liquidated liabilities assumed in the transaction, the Company’s balance sheet did not change to reflect the transaction, except that a $30,000 asset was included in “Prepaid expenses and deposits” to reflect the cash bond posted.

*              *              *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (303) 892-7374 if you would like to discuss these matters.

Very truly yours,

/s/ Katie R. Oakley

Katie R. Oakley
for
Davis Graham & Stubbs LLP

KO:jll

Enclosure